Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

14 April 2020

Items affecting Westpac’s First Half 2020 results

Westpac today announced expected new and increased provisions (excluding impairment provisions) and asset write-downs totalling around $1,430 million after tax which will reduce First Half 2020 (1H20) cash earnings1. Statutory net profit after tax will also be reduced by these items.

Westpac is also undertaking detailed analysis to finalise its impairment provisions for 1H20. The 1H20 impairment charge is expected to include a significant collective provision increase that will lift the Group’s total provision balance in anticipation of credit losses that it expects to incur from the COVID- 19 outbreak. Westpac plans to update the market once this impairment charge has been finalised and prior to the announcement of its 1H20 results on 4 May 2020.

Following the $2.8 billion of capital (around 63 basis points to the CET1 capital ratio) raised in the half, and payment of the final 2019 dividend, Westpac’s CET1 capital ratio was 10.8% at 31 December 2019. The impact of the items disclosed today on Westpac’s CET1 capital ratio is estimated to be around 30 basis points, noting that some items have no impact on capital as they are already capital deductions.

Westpac CEO Peter King said: “Having spent much of the last decade strengthening our capital we are well placed to respond to the unfolding environment.”

These items, along with their cash earnings impact, include:

•                 provisions and costs associated with the AUSTRAC proceedings and response plan of $1,030 million after tax;

•                 an increase in provisions for customer refunds, repayments and litigation of around $260 million after tax;

•                 a reduction in the value of several assets costing around $70 million after tax; and

•                 costs of changes in the provision of group life insurance of around $70 million after tax.

Details on each of these items is in Appendix 1.

Peter King said he was committed to fixing the processes that led to the AUSTRAC proceedings.

“In addition to closing relevant products and recruiting an additional 200 people in financial crime and compliance, I am putting in place a clearer accountability regime that will speed up decision making, improve implementation and more clearly define responsibility and its associated risk management.”

1 For a definition of cash earnings refer to Westpac’s 2019 Full Year Results announcement section 1.3.

These items, and the likelihood of a higher impairment charge, mean that Westpac expects to report lower cash earnings in 1H20, which will be taken into account when considering dividends. A decision on 1H20 dividends will be made by the Board as part of finalising the Group’s accounts and is expected to be announced with Westpac’s 1H20 results.

Changes to the presentation of Westpac’s 1H20 Results

Westpac’s reporting of its 1H20 results will include the following changes:

•                 the result template will no longer be produced and a release on reporting changes will not be made for 1H20. The result template typically details the impact of accounting changes and earnings restatements on prior period results (in an Excel spreadsheet). Appendix 2 outlines the only change to the presentation of Westpac’s results for 1H20;

•                 the investor discussion pack will be streamlined, with increased focus on items of greater interest, particularly around COVID-19; and

•                 the Group will conduct its 1H20 results presentation online and by teleconference rather than in person.

Appendix 1 – Details of major items affecting Westpac’s 1H20 results.

Appendix 2 – Changes in the presentation of Westpac’s results.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Timothy Hartin, Group Company Secretary.

Appendix 1 – Details of items affecting Westpac’s 1H20 results.

Cash earnings impact	Detail
$1,030 million related to AUSTRAC matters	See next two items below
A $900 million provision (not tax deductible) for a potential penalty related to the AUSTRAC proceedings

Following the proceedings launched by AUSTRAC on 20 November 2019, Westpac has been in discussions and mediation with AUSTRAC seeking to agree a Statement of Agreed Facts and Admissions along with a proposed penalty that could be put to the Court on a joint basis with AUSTRAC.

At the case management hearing on 30 March 2020, the Court ordered that the parties file a Statement of Agreed Facts with the Court by 8 May 2020, and a defence in relation to the remaining matters by 15 May 2020.

Westpac has considered the available information and expects to make a provision of $900 million for its potential liability in relation to the AUSTRAC claim. The provision will be taken in circumstances where there remains considerable uncertainty on the approach the Court would take to assessing the appropriate penalty and where there remains a prospect of agreeing a penalty which could be recommended to the Court on a joint basis (which the Court would have regard to but not be obliged to accept). The Court’s decision on an appropriate penalty will involve balancing many different competing and complex factors and the exercise of discretion.

The actual penalty paid by Westpac following either a settlement and joint submission on a penalty, or a hearing, and in each case as determined by the Court, may be materially higher or lower than the provision.

Approximately $130 million cash earningsimpact of costs linked to the AUSTRAC response plan

On 25 November 2019, Westpac announced its AUSTRAC response plan to improve its financial crime program, support industry initiatives to enhance financial crime monitoring and provide additional support and resources to organisations working to eradicate child exploitation. The total pre-tax cost is $160 million and includes the previously disclosed response plan estimates ($80 million) along with higher legal expenses and additional costs linked to enhancing the Group’s financial crime program.

Approximately $260 million cash earnings impact of additional provisions for customer refunds, payments and associated costs and litigation

The Group has continued to work diligently through a range of customer remediation activities and has made sound progress over the last six months. As part of this process the Group has identified additional provisions (principally related to updated estimates for previously disclosed matters), higher program costs and two new items assessed over 1H20. The two new items relate to the processing of corporate actions and certain wealth fees. Most of the provisions are in the Business (including wealth) and Group Businesses (for Advice) divisions. The main contributors to the 1H20 provision on a pre-tax basis include:

•                 ~$105 million in net interest income, mostly due to previously identified matters relating to refunds to certain business customers who were provided with business loans where they should have been provided a loan covered by the National Consumer Credit Protection Act and the National Credit Code.

•                 ~$130 million in non-interest income mostly related to:

o                Compensation to customers on our platforms (with the majority in BT Wrap) who were not advised of certain corporate actions. As these customers may have missed out on value associated with these actions a compensating payment is being made.

o                Refunds to some BT customers where certain wealth fees were inadequately disclosed.

•                 ~$90 million in additional costs for implementing the remediation program.

•                 ~$40 million for litigation matters.

Approximately $70 million in other asset write-downs

COVID-19 has significantly impacted asset values globally and, as a result, the Group has revalued or reassessed the value of certain assets. This includes some capitalised software costs and some physical assets. The pre-tax cost is ~$100 million.

Approximately $70 million relating to changes to the provision of group life insurance

Westpac Life Insurance Services Ltd (WLIS) and BT Super intend to end their existing relationship, as a result, WLIS will stop providing group life insurance to BT Super. Following this change, Westpac has written-off associated deferred acquisition costs and will incur some transition costs (~$100 million pre-tax, mostly deducted from non-interest income).

WLIS will continue to provide other selected forms of life and income protection insurance.

In addition to the above, on 19 February 2020, Westpac indicated that major bushfires and storms would add around $140 million (net of reinsurance) pre-tax to insurance claims in 1H20.

Appendix 2 – Changes in the presentation of Westpac’s results

For Westpac’s 1H20 results there is one change to the composition of divisional earnings following a net movement of approximately 49,000 customers from the Business to the Consumer division, to better support their needs. This includes moving certain small business customers, and associated servicing activities. This change will see the revenues, costs and the associated balance sheet of these customers move into the Consumer division. This change has no impact on the Group’s results, or balance sheet but prior period comparative data for the two divisions will be adjusted.

For 2H19, this cohort of customers accounted for approximately $1.3 billion of deposits and $3.7 billion of lending. This change impacts a number of line items and will involve the movement of around $42 million in cash earnings to Consumer in 2H19. Comparatives for 1H19 and 2H19 will be restated for this change.

Sections of Westpac’s First Half 2020 Result Announcement that will be impacted by this change include:

•                 Section 2: Review of Group operations - Divisional cash earnings summary;

•                 Section 3: 3.1 Consumer and 3.2 Business;

•                 Section 4: Note 2 - Segment reporting;

•                 Section 5: Note 1 - Interest spread and margin analysis; and

•                 Section 5: Note 9 - Divisional result and economic profit.